Exhibit 99.1

Hitek Announces Entry into Share Purchase Agreement to Acquire an Advertising and Digital Marketing Company

XIAMEN, China, August 3, 2026 /PRNewswire/ -- Hitek Global Inc. (Nasdaq: HKIT) (the “Company” or “Hitek”), an information technology consulting and solutions provider, today announced that, on August 3, 2026, it entered into a Share Purchase Agreement (the “SPA”) with MAI THỊ MỸ ÚT (the “Seller”) and certain other parties, pursuant to which Hitek will acquire from the Seller all of the issued and outstanding shares of Ju Fu Limited, a business company incorporated in the British Virgin Islands (“Ju Fu”).

Ju Fu, through its wholly owned subsidiaries, Fourth Coco Technology Limited and Beijing Fourth Coco Technology Co., Ltd. (北京四个椰子信息技术有限公司), operates an advertising and digital marketing business under the "Beijing Fourth Coco" (四个椰子) brand, providing media planning and buying, advertising campaign management, performance marketing, data analytics, technology support and related services.

Under the SPA, the aggregate purchase price is US$20,000,000, consisting of (i) aggregate cash consideration of up to US$14,000,000, comprising US$11,000,000 payable at the two closings and up to US$3,000,000 in deferred cash consideration subject to the achievement of specified performance targets, and (ii) 4,000,000 Class A ordinary shares of the Company. Such consideration shares will be subject to the performance-based lock-up, release, forfeiture, cancellation and sale-proceeds limitations set forth in the SPA.

Ms. Huang Xiaoyang, Chief Executive Officer of Hitek, stated, “We are delighted to enter into this SPA in connection with the acquisition of Ju Fu. This acquisition will help the Company expand into new business segments.”

The transaction is expected to close in two stages, subject to the satisfaction or waiver of customary closing conditions. The first closing is expected to occur on or around August 11, 2026.

About Hitek Global Inc.

Hitek Global Inc., headquartered in Xiamen, China, is an information technology (“IT”) consulting and solutions service provider in China. The Company operates two lines of business: (1) services for small and medium-sized businesses, consisting of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and (2) services for large businesses, consisting of hardware sales and software sales. The Company's vision is to become a one-stop destination for comprehensive IT consulting and other business consulting services in China. For more information, please visit the Company’s website at http://www.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.